UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934*

The Glimpse Group, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

37892C 106

(CUSIP Number)

Lyron Bentovim

President & Chief Executive Officer

The Glimpse Group, Inc.

15 West 38th St, 9th Fl

New York, NY 10018

917-292-2685

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 29, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37892C 106	13D

1	NAME OF REPORTING PERSONS David J. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,349 (1)
	8	SHARED VOTING POWER 1,002,298 (2)
	9	SOLE DISPOSITIVE POWER 55,349 (1)
	10	SHARED DISPOSITIVE POWER 1,002,298 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,057,647 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.71% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes Mr. Smith’s fully vested options to purchase 55,349 shares of common stock.
(2)	1,002,298 shares are owned by VRTech Consulting LLC (an entity owned and managed by Mr. Smith).
(3)	This percentage is calculated based upon 9,815,935 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s registration statement on Form S-1 as filed with the Securities and Exchange Commission on April 6, 2021 and which became effective on June 30, 2021.

CUSIP No. 37892C 106	13D

1	NAME OF REPORTING PERSONS VRTech Consulting LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,002,298 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,002,298 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,002,298 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.21% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	1,002,298 shares are owned by VRTech Consulting LLC (an entity owned and managed by Mr. Smith).
(2)	This percentage is calculated based upon 9,815,935 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s registration statement on Form S-1 as filed with the Securities and Exchange Commission on April 6, 2021 and became effective on June 30, 2021.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock par value $0.001 per share (the “Common Stock”) of The Glimpse Group, Inc., a Nevada Corporation (the “Issuer”) The address of the principal executive offices of the Issuer is 97 River Road, Flemington, New Jersey 08822.

Item 2. Identity and Background.

This statement is filed jointly by (a) David J. Smith (“Mr. Smith”), a United States citizen and (b) VRTech Consulting LLC, (“VRTech”) a New Jersey corporation, (collectively the “Reporting Persons”).

The principal business address of each Reporting Person is c/o The Glimpse Group, Inc., 15 West 38th St, 9th Fl, New York, NY 10018.

None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Except with respect to 1,000,000 shares of Common Stock issued to VRTech as founder shares, all shares were purchased with the Reporting Persons’ personal funds or working capital.

Item 4. Purpose of Transaction.

The Reporting Persons acquired all of their Common Stock for investment purposes. The Reporting Persons believe the securities of the Issuer represent an attractive investment opportunity.

The Reporting Persons have had and anticipate having further discussions with officers of the Issuer, in connection with the Reporting Persons’ investment in the Issuer. The topics of these conversations will cover a range of issues, including those relating to the business of the Issuer, management, operations, capital allocation, asset allocation, capital or corporate structure, distribution policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, and corporate governance. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals, and other investors. The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer’s management, other holders of the Issuer’s Common Stock, and other interested parties, such as those set out above.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, tax implications, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to its investment position in the Issuer as it deems appropriate, including, without limitation, purchasing additional Common Stock or other instruments that are based upon or relate to the value of the Common Stock or the Issuer in the open market or otherwise, selling some of all of its interests held by the Reporting Persons, and/or engaging in hedging or similar transactions with respect to the Common Stock.

Mr. Smith is the Chief Creative Officer of the Issuer and a member of the Issuer’s Board of Directors. In these capacities, Mr. Smith takes and will continue to take an active role in the Issuer’s management and strategic direction.

Item 5. Interest in Securities of the Issuer.

a)	The Reporting Persons collectively own 1,057,647 shares of the Issuer’s Common Stock, out of which 1,002,298 are owned by VRTech and the reaming 55,349 are owned by Mr. Smith. Based upon 9,815,935 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s registration statement on Form S-1 as filed with the Securities and Exchange Commission on April 06, 2021 which became effective on June 30, 2021, the shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons constitute approximately 10.71% of the Common Stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).

b)	Mr. Smith may be deemed to hold sole voting and dispositive power over 55,349 shares of common stock of the Issuer and shared voting and dispositive power over 1,002,298 shares of common stock of the Issuer.

c)	To the best knowledge of the Reporting Persons, except as set forth in this Schedule 13D, none of the Reporting Persons has effected any other transactions in any securities of the Issuer in the past 60 days.

d)	To the best knowledge of the Reporting Persons, except as set forth in this Schedule 13D, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 1,057,647 shares of common stock reported in Item 5(a).

e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Joint Filing Agreement with VRTech Consulting LLC

CUSIP No. 37892C 106	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

July 16, 2021	/s/ David J. Smith
David J. Smith

July 16, 2021	/s/ David J. Smith
VRTech Consulting LLC
	By:	David J. Smith
	Title:	Manager